EXHIBIT 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS (LOSS)

GREAT WESTERN LAND AND RECREATION, INC.
COMPUTATION OF PER SHARE EARNINGS (LOSS)

	Nine
	months ended	Year ended
	September 30,	December 31,
	2003	2002

Net earnings	$15,185	$13,863
Less: Preferred stock dividends	(31,850)	(23,630)

Earnings available to common shareholder	$(16,665)	$(9,767)

Basic weighted average common shares outstanding	20,781,965	20,781,965
Add: Dilutive effect of stock options	—	—

Diluted weighted average common shares outstanding	20,781,965	20,781,965

Earnings (loss) per share
Basic	$—	$—
Diluted	$—	$—

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